


03050683

BY DHL

19th May 2003

SUPPL

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
United States


SEC MAIL PROCESSING
RECEIVED
MAY 21 2003
WASH. D.C. 188 SECTION

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc proposed acquisition of NFO WorldGroup, Inc.
2. 363s Annual Return for Radar Research Limited
3. 363s Annual Return for Media Vision Research Limited
4. 363s Annual Return for TNS Overseas Holdings (Epsilon) Limited
5. 363s Annual Return for TNS Overseas Holdings (Delta) Limited
6. 363s Annual Return for Opinion Research Limited

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Yours faithfully

Judith George

Encl.

C.c. Zafar Aziz - Bank of New York (London)
Robert Goad - Bank of New York (US)

dlw 5/27



Westgate
London
W5 1UA
United Kingdom

t +44 (0) 20 8967 0007
f +44 (0) 20 8967 4060
e enquiries@tns-global.com
www.tns-global.com

Taylor Nelson Sofres plc


SEC MAIL PROCESSING
RECEIVED
MAY 2 1 2003
WASH, D.C. 188 SECTION

Press information

EMBARGOED FOR RELEASE AT 7.00AM

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, OR INTO, THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

14 MAY 2003, PART 1 OF 3
SUMMARY

Taylor Nelson Sofres plc

Proposed acquisition of NFO WorldGroup, Inc. for $425m

Combining two of the world's leading market information groups

Taylor Nelson Sofres plc (***TNS***), a world leader in market information, today announces the proposed acquisition (the ***Acquisition***) of NFO WorldGroup, Inc. (***NFO***) from The Interpublic Group of Companies, Inc. (***Interpublic***), for $425m. On the basis of 2002 revenues, the Acquisition will consolidate TNS' position as one of the top three global companies in its industry.

Strategic rationale

- Brings to TNS one of the leading US access panels and strengthens its internet data collection capabilities.
- Reinforces TNS' network in the US, the world's largest market for market information, in Asia, where demand for market information is fast growing, and in Europe.
- Increases TNS' competitive advantage by adding depth to sector expertise and expanding global key account activities.
- Offers increased opportunity to develop continuous tracking services.
- Widens client base for a broader portfolio of branded solutions.

Financial impact*

- The Directors expect the Acquisition to be earnings enhancing in the current financial year, before goodwill charges, synergies and restructuring costs, and significantly earnings enhancing from 2004 on the same basis.

- The Directors expect the Acquisition to deliver annualised synergies of more than £3m by the end of 2003 and in excess of £10m in 2004, resulting primarily from operational costs efficiencies. The Directors expect initial one-off integration costs of approximately £5-6m in 2003.

- The Directors expect the return on investment to be in excess of TNS' current weighted average cost of capital in the first full year.

Details of consideration

- Of the $425m consideration, $400m will be paid in cash on completion, and $25m will be satisfied by the issue of new TNS shares (the ***Consideration Shares***) to Interpublic on completion.

- A further $10m consideration will be payable in cash after the first anniversary of completion, contingent upon TNS' average share price exceeding 146 pence during 20 consecutive trading days within a specific period around that first anniversary.

- The share element of the consideration is subject to lock-up and orderly marketing arrangements. 50 per cent of the Consideration Shares are released on 1 December 2003, and the remainder are released upon the preliminary announcement of the results of the Enlarged Group for the year ended 31 December 2003 (expected in March 2004).

Financing

- The cash element of the consideration is to be funded from new credit facilities of up to £490m, together with money raised in the equity market. The new facilities will also be used to refinance existing debt.

Comments from TNS on the Acquisition

Tony Cowling, Chairman of TNS:

> "We are delighted to be acquiring NFO, a high quality company with a strong management team. As well as bringing into the Group one of the US' leading access panels, the Acquisition is in line with the strategy that has delivered profitable growth over the past few years. We believe that, by combining NFO with TNS, we will be able to generate significant cost and revenue synergies and that this latest step in the Group's development provides an excellent opportunity to create further shareholder value."

Comments from TNS on current trading and prospects for the Enlarged Group

Mike Kirkham, Chief Executive of TNS:

> *Current trading of TNS*
>
> "At the results announcement in March, we said that in 2003 we expected our markets to progress along broadly similar lines to the previous year, with low single digit growth. The soft market conditions experienced in the second half of 2002 continued into the first two months of this year and we saw a slight decline in underlying revenue compared with the previous year. However, with a better performance in March and a further improvement in April, we recorded underlying revenue growth for the first four months of 2003 as a whole. While there remains some uncertainty about the economy in general, given the improvement we have

for the remainder of 2003, the Directors remain comfortable with the Group's outlook for the year as a whole."

Current trading of NFO

"While NFO recorded underlying revenue growth in the first quarter of 2003, margins have been below the previous year's level. For the full year, the Directors believe that revenue will be broadly similar to 2002."

Prospects for the Enlarged Group

"The Acquisition will generate opportunities to accelerate future revenue growth and the Enlarged Group will be well placed to benefit from any economic upturn. The Directors are confident about the prospects for the Enlarged Group."

Additional information

Deutsche Bank AG London (***Deutsche Bank***) is acting as sole financial adviser to TNS in relation to the Acquisition.

A circular (the ***Circular***), incorporating listing particulars, giving further details of the Acquisition and containing a notice of an extraordinary general meeting of TNS (the ***EGM***) to approve the Acquisition, and increase the borrowing powers of TNS, will be sent to shareholders in the near future.

Enquiries

TNS
Mike Kirkham, Chief Executive +44 (0)20 8967 4022
David Lowden, Finance Director +44 (0)20 8967 4009
Janis Parks, Head of Investor Relations +44 (0)20 8967 1584

Deutsche Bank
Kristian Bagger +44 (0)20 7545 8000
Charles Wilkinson +44 (0)20 7545 8000

Citigate Dewe Rogerson
Margaret George +44 (0)20 7638 9571

A presentation for analysts and institutions will be held at 09.30 today (London time) at The City Conference Centre, 80 Coleman Street, London EC2R 5BJ. A webcast of this presentation will be available on the Investor Centre of the Group's website, at www.tns-global.com, from 18.00 today (London time).

GENERAL

Deutsche Bank, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for TNS and no one else in relation to the Acquisition and will not be responsible to any other person for providing the protections afforded to its customers or for advising any other person in relation to the Acquisition.

Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, express or implied, by the forward looking statements. Factors that might cause forward looking statements to differ materially from actual results include, among other things, political, regulatory and economic factors. TNS assumes no responsibility to update any of the forward looking statements contained in this announcement. Further, any indication in this announcement of the price at which ordinary shares of TNS have been bought or sold in the past cannot be relied upon as a guide to future performance.

Any statement to the effect that the Acquisition is expected to be earnings enhancing for TNS should not be interpreted to mean that the earnings per share in the financial year following the Acquisition, or in any subsequent period will necessarily be greater than those for any completed financial period.

This announcement and the information contained herein is not for publication or distribution to persons in the United States, Australia, Canada, Japan or in any jurisdiction in which such publication or distribution is unlawful.

NOTE TO EDITORS

About TNS

TNS is one of the world's leading market information groups, providing market measurement, analysis and insight in more than 110 countries. Working with national and multi-national organisations, the Group helps its clients to develop effective business strategies and enhance relationships with their customers. Further information on TNS can be found on www.tns-global.com.

14 MAY 2003, PART 2 OF 3

Taylor Nelson Sofres plc

Proposed acquisition of NFO WorldGroup, Inc. for $425m

Combining two of the world's leading market information groups

Taylor Nelson Sofres plc (***TNS***), a world leader in market information, announces it has entered into an agreement for the proposed acquisition of NFO WorldGroup, Inc. (***NFO***) from The Interpublic Group of Companies, Inc. (***Interpublic***), for $425m.

NFO has a significant presence in North America, Europe, Asia Pacific and the Middle East. The Acquisition is a further step in the strategic development of TNS and, on the basis of 2002 revenues of TNS and NFO, will consolidate the Group's position as one of the top three providers of market information worldwide. The Acquisition brings to the Group one of the leading US access panels, and NFO's more extensive capabilities in online data collection. It considerably strengthens the Group's global presence, particularly in the North American market, which is the world's largest market for market information. It also brings new NFO key accounts and adds depth to existing sector expertise and management.

Background to the Acquisition

Recent developments in the market

The market information industry globally saw average annual revenue growth of between eight and nine per cent between 1990 and 2000.[1] This growth was driven by a number of factors, including: globalisation of client activities and the resultant demand for consistent international data; development of new sectors (such as telecoms) with needs for market information; outsourcing of market information requirements; new technology providing added-value analytical services and more immediate availability of information; and the demand for continuous tracking of rapidly changing markets. While the rate of market growth has slowed since 2000, during a period of economic downturn, the Directors believe that the industry as a whole has maintained low single digit growth over the past two years.

The industry has been through a period of consolidation over the past decade and the Directors believe the top 10 companies represented approximately 54 per cent of world market revenues in 2002. This consolidation has been driven by client demand for consistent international information, together with the requirement to invest in technology to meet clients' needs for sophisticated data analysis. At the same time, the internet has become an increasingly important tool within the industry for data collection and delivery. Development in this area has been led by the US, where it has caused a move away from other forms of data collection, such as telephone interviewing. The Directors expect this trend will extend further into Europe over the next few years.

TNS' strategic development

TNS' growth over recent years has been based on the following strategy:

- Build and exploit its global network
- Concentrate on chosen industry sectors, with emphasis on key account management
- Extend existing and launch new syndicated/continuous services
- Promote branded solutions in customised research

- Invest in high-tech solutions.

In line with this strategy, the Group has extended its network to more than 50 countries, from which it conducts research in over 110 countries. In this way, it has positioned itself to meet increasing demand from multi-national clients for consistent international data, analysis and market measurement. However, the Directors consider that the Group's existing operations are under-represented in North America, which represents over 40 per cent of the world's market for market information.

At the same time as building its network, TNS has focused on the development of specialist sector expertise to meet client expectations not only for research skills, but also for a depth of knowledge and understanding of their markets. Its specialist sectors are consumer panels, media intelligence, TV audience measurement, IT, telecoms, healthcare and automotive. In addition, TNS conducts research across many other sectors.

The Group is using its network and specialist sector approach as a base from which to develop its key account management – focusing its attention on servicing the multi-national needs of major clients. It has also increased the proportion of its activities represented by syndicated and continuous tracking services. This has been achieved through acquisition, organic development and through TNS identifying opportunities in customised research business to create new syndicated and continuous tracking services.

The Group's customised research activities are supported by TNS' portfolio of branded solutions, which provide clients with practical and consistent information and analysis covering a range of marketing issues, including customer loyalty, customer satisfaction and brand awareness. The Directors believe that branded solutions help with client retention and create a competitive advantage. They are also important tools in helping the Group expand its continuous tracking services to clients.

TNS has been investing in increasingly sophisticated technology and developing its capabilities in internet data collection and portal delivery.

Since 1998, TNS' acquisition strategy has been to acquire companies that have helped to build its network or that have strengthened its expertise in its specialist sectors. In addition, TNS has acquired businesses that have developed services in response to specific market needs, and those services have then been leveraged across the Group's network. The Group has grown organically and through successfully integrating these acquisitions over the past five years to become a world leader in market information.

Information on NFO

NFO is the eighth largest group in the market information industry and has a network operating in 40 countries in North America, Europe, Asia Pacific and the Middle East run by an experienced management team. It has a strategy that has many elements similar to those of TNS.

NFO specialises in a number of market sectors, including: consumer, healthcare, IT, telecoms, financial services and automotive. It provides a range of market information services, including continuous tracking, online research, access panels and multi-national research. It also offers a range of branded solutions.

NFO is experienced in operating access panels in both the US and Europe. In the US, it maintains a panel of approximately 525,000 households, designed to represent the general US population. The size and diversity of these panels enable NFO to conduct research amongst specific consumer groups and demographic segments: for example, mothers of small children, airline frequent fliers and users of specific brands or services. This approach increases response rates and is more cost-effective than other methods of data collection. Postal questionnaires and telephone interviews have been the methods used to collect data traditionally; however, over recent years, NFO has undertaken a programme to migrate panel

members to online research, primarily in the US. NFO's online panels enable it to meet a growing demand for internet-based research that is particularly evident in the US. It operates one of the largest internet access panels in the US, consisting of over two million individuals, and is one of the worldwide leaders in online research.

NFO conducts approximately 15,000 studies annually for more than 4,000 clients. It has also established a programme that is intended to increase revenue from global key accounts.

In the year ended 31 December 2002, NFO's turnover and operating profit were as follows:

UK GAAP (unaudited):

Consolidated turnover:	$462.4m
Adjusted operating profit before goodwill amortisation:	$47.6m
Operating profit:	$28.1m

Additional summary financial information in relation to NFO is included in Part 3 of this announcement. Further financial information, including an accountants' report on NFO, will be included in the Circular.

Strategic rationale for the Acquisition

Bringing into the Group the range and diversity of NFO's activities, including one of the leading access panels in the US, will represent a major step forward in the achievement of TNS' strategy.

Adding US access panel and strengthening internet data collection capabilities

TNS does not currently own a US access panel. In 2002, revenues from clients using NFO's US access panel represented approximately 50 per cent of its North American turnover. With the costs of data collection spread across a number of clients, NFO's access panel business has operating margins above those customary in customised activities and shares many of the repeat business attributes of syndicated and continuous tracking services.

The industry's migration to online data collection originated in the US, where online research spending is estimated by independent industry commentators to have grown from $261m in 2000 to $638m in 2002. By concentrating on this development, NFO has seen the proportion of its US access panel revenues deriving from online data collection grow from approximately 10 per cent in 1999 to approximately 44 per cent in 2002 and expects it to grow further. The Directors believe that the use of access panels will become more prevalent in other parts of the world, including Europe, and that the Acquisition gives the Group the opportunity to leverage NFO's skills in this area across TNS' network.

Reinforcing the global network

The Group has made significant progress in building and exploiting its network over the past five years. However, the Directors believe that the Group is still under-represented in the North American market, the world's largest market for market information. The US is the source of most industry developments and, increasingly, is where buying decisions for global accounts are taken. By combining NFO's market information business with that of TNS, based on 2002 revenues, the Group will increase its turnover in the US by more than 80 per cent. The Directors believe that this increased presence in the US should improve the Enlarged Group's ability to win major contracts, both in the important North American market and internationally. The Group's current US custom business, TNS Intersearch, has focused mainly on 'business to business' research and the Acquisition will give added strength in the consumer sector, as well as in healthcare. It will also extend the Group into Canada, where TNS has not previously had offices.

In Europe, TNS is currently under-represented in Germany, the world's third largest market for market information, as well as in Italy and in Sweden. The Acquisition will strengthen the Group's presence in all three countries and, at the same time, reinforce its position in a number of other European countries.

NFO has offices in 14 countries in Asia, where the Directors believe demand for market information is fast growing. The Acquisition increases the Group's presence in Australia, and adds New Zealand to its network. NFO also has offices in the Middle East and North Africa, regions in which the Group has not previously had a presence.

Adding sector competitive advantage

The Directors believe that the Acquisition will increase the Group's depth of capabilities and management in the consumer, healthcare and automotive sectors. This should create opportunities to grow the Enlarged Group's revenue base.

Increased focus on key accounts

Both TNS and NFO have recognised the opportunities presented by programmes for key account management in today's markets and the Directors believe that the Enlarged Group offers potential for the expansion of global key account services.

Opportunities for developing continuous tracking services

The Group's strategy has been to increase turnover from syndicated and continuous tracking services, while at the same time retaining customised ad hoc research business. Following the Acquisition, the proportion of the Group's activities represented by customised ad hoc research services will increase. TNS has experience in developing longer term relationships with clients by moving them from one-off studies to continuous tracking services. The Directors believe that the Acquisition offers new opportunities to build on this established track record.

A wider market for branded solutions

Like TNS, NFO has focused on the development of branded solutions to enhance its customised research services and the combination of the two ranges will create the opportunity to offer these products to a wider client base.

Financial effects of the Acquisition*

The Directors expect the Acquisition to be earnings enhancing in the current financial year, before goodwill charges, synergies and restructuring costs, and significantly earnings enhancing from 2004 on the same basis. The Directors expect the return on investment to be in excess of TNS' current weighted average cost of capital in the first full year.

The Directors expect the Acquisition to deliver annualised synergies of more than £3m by the end of 2003 and in excess of £10m by the end of 2004, resulting primarily from operational costs efficiencies. These synergies are expected to arise from more cost-efficient data collection, improved utilisation of development expenditure, rationalisation of overhead and back office costs, and efficient tax structuring. The Directors expect initial one-off integration costs of approximately £5-6m in 2003.

---

* Nothing in this section shall be construed as a profit forecast or interpreted to mean that the future earnings per share of TNS will necessarily be the same as, or greater than, the historic public earnings per share of TNS for any

Integration planning

Management structures to implement the integration of NFO into TNS will be established for each region. As immediate priorities, the Directors will be working with NFO management to concentrate on integrating activities in the North America and Asia Pacific regions.

In North America, NFO's sales activities will be co-ordinated with those of TNS' existing custom business, TNS Intersearch. The back offices of the two businesses will be unified and specialist sector activities will be merged under a combined management. The Group will integrate the healthcare division of NFO with its existing healthcare activities under one management team. The branded solutions offered by the two businesses will be combined and emphasis will be placed on rolling out the full portfolio to NFO's clients. A management board comprising both TNS and NFO senior management will oversee the Enlarged Group's North American research operations.

A progressive merger of activities in Asia is planned and this will begin immediately upon completion of the Acquisition.

NFO's European operations are currently largely managed as a stand-alone entity and any integration in this region will be a secondary priority. It is currently expected that integration will commence in 2004.

Consideration

The consideration for the Acquisition is $425m, subject to a working capital adjustment in favour of TNS, which the Directors do not expect to be triggered. Of the consideration, $400m will be paid in cash on completion, and $25m will be satisfied by the issue of the Consideration Shares to Interpublic on completion. A further $10m consideration will be payable in cash after the first anniversary of completion, contingent upon TNS' average share price exceeding 146 pence during 20 consecutive trading days within a period commencing 30 days prior to such anniversary and ending 30 days after. 146 pence represents 115% of TNS' average share price for the 20 trading days ending 12 May.

The share element of the consideration is subject to lock-up and orderly marketing arrangements. 50 per cent of the Consideration Shares are released on 1 December 2003, and the remainder are released upon the preliminary announcement of the results of the Enlarged Group for the year ended 31 December 2003 (expected in March 2004).

Financing

The cash element of the consideration is to be principally funded from new credit facilities of up to £490m (which will also be used to refinance certain existing credit lines), together with money raised in the equity market. The mandated lead arrangers in respect of the new credit facilities are Barclays Capital plc, Lloyds TSB Bank plc, The Royal Bank of Scotland plc and Société Générale. The Directors currently estimate the net debt of the Group to be in the region of £218m and expect that to increase by approximately £220m to finance the Acquisition and related costs.

Additional information

Conditions to closing of the Acquisition

The Acquisition is conditional on obtaining all necessary mandatory regulatory approvals, and in the case of the UK, no extension of the period for consideration having been made by the Office of Fair Trading within 20 business days of filing or, if such extension is made, no indication having been received from the Office of Fair Trading within 35 business days of filing that it would intend to refer, or to recommend reference, of the Acquisition to the UK Competition Commission. The Acquisition is conditional further on approval by TNS shareholders at the EGM, admission of the Consideration Shares to the Official List and to

trading on the LSE's market for listed securities and disbursement under the new credit facilities.

Documentation and timetable expectations

A proposed timetable of events leading up to completion of the Acquisition is set out below. Please note that dates are approximate:

•	Posting of Circular	June 2003
•	EGM	June/July 2003
•	Obtain regulatory approvals	July 2003
•	Completion of the Acquisition	July 2003

Glossary of terms

The following industry specific definitions and defined terms (in addition to those defined within the text) are used in this announcement:

Access panels means panels of people who have agreed in advance to participate in market information surveys. The panels, which are used to collect data for customised research, are generally selected to be representative of the population of a country as a whole.

Ad hoc research means one-off studies conducted for individual clients, often using branded solutions, to address clients' marketing issues. The data utilised in such research is collected by a number of methods, including via access panels.

Branded solutions means standardised techniques or approaches for solving a common marketing problem, applicable in any country or industry sector.

Continuous tracking means market research undertaken for individual clients on a continuous basis.

Consistent international data means data that is collected and analysed consistently across the relevant international markets.

Customised research means research conducted for one client, which can be ad hoc or continuous tracking.

Enlarged Group means the Group post-Acquisition.

Group means TNS and its subsidiary undertakings.

Key accounts means major clients of TNS and/or NFO, as the case may be.

Syndicated services means, in relation to market research services, either services where (i) the market information provider owns the data it collects and sells it to a number of clients or (ii) the market information provider collects data on behalf of, and supplies it to, a defined group of clients who collectively own the data. Consumer panels are an example of a syndicated service.

14 MAY 2003, PART 3 OF 3

SUMMARY FINANCIAL INFORMATION ON NFO WORLDGROUP, INC.

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1. Source and basis of preparation of financial information on NFO

The summarised financial information for the NFO Group has been extracted from the following documents.

US GAAP

Special purpose financial statements have been prepared for the NFO Group for each of the three years ended 31 December 2002 in accordance with US GAAP (***The Consolidated Financial Information***). The Consolidated Financial Information consolidates the financial statements of NFO and its subsidiaries, associated undertakings and joint ventures drawn up to 31 December in each period, as appropriate.

As an integrated business unit of The Interpublic Group of Companies, Inc. (***Interpublic***), Interpublic provided certain administrative, management and other services to NFO. The NFO Group was allocated costs from Interpublic for these services of 2002 $9.2m, 2001 $4.1m and 2000 $nil.

The Consolidated Financial Information reflects assets, liabilities, revenue and expenses directly attributable to the NFO Group as well as allocations of central Interpublic expenses deemed reasonable by management to present the financial position, results of operations, and cash flows of the NFO Group on a stand alone basis. However, the financial position, results of operations, and cash flows of the NFO Group for the three years ended 31 December 2002 may not necessarily reflect those that would have been achieved had the NFO Group operated autonomously as an entity independent of Interpublic.

UK GAAP

An Accountants' Report on the NFO Group, prepared in accordance with UK GAAP and TNS accounting policies, will be included in the Circular. This report, which is currently in draft, is unaudited and subject to adjustment.

2. Financial information for the year ended 31 December 2002

(a) NFO summarised profit and loss account for the year ended 31 December 2002

	US GAAP (1) $m	UK GAAP (2) (unaudited) $m	**UK GAAP** (3) (unaudited) **£m**
Revenue	466.1	462.4	**307.8**
Adjusted EBITDA (4)	59.6	58.5	**38.9**
EBITDA (4)	52.6	51.5	**34.2**
Adjusted operating profit (5)	48.7	47.6	**31.7**
Adjusted operating margin	*10.4%*	*10.3%*	***10.3%***
Operating profit (5)	37.4	28.1	**18.7**

Notes:

(1) Extracted from The Consolidated Financial Information prepared in accordance with US GAAP.
(2) Extracted from the draft, unaudited Accountants' Report on NFO, prepared under UK GAAP and in accordance with TNS's accounting policies.
(3) Convenience translation of (2) above, at US$ 1.5023 : £1, being the average rate for the year ended 31 December 2002.
(4) EBITDA is earnings before interest, tax, depreciation and amortisation of intangible assets. The adjustment to EBITDA reverses $7.0m of the $9.2m service fee charged by Interpublic to NFO, taking the charge to $2.2m to reflect what TNS management believes to be the Enlarged Group's new cost structure going forward.

	US GAAP (1) $m	UK GAAP (2) (unaudited) $m	UK GAAP (3) (unaudited) £m
EBITDA	52.6	51.5	34.2
Adjustment for Interpublic service fees	7.0	7.0	4.7
Adjusted EBITDA	59.6	58.5	38.9

(5) The adjustment to operating profit reverses out goodwill amortisation and $7.0m of the $9.2m service fee charged by Interpublic to NFO, taking the charge to $2.2m to reflect what TNS management believes to be the Enlarged Group's new cost structure going forward.

	US GAAP (1) $m	UK GAAP (2) (unaudited) $m	UK GAAP (3) (unaudited) £m
Operating profit	37.4	28.1	18.7
Add back: goodwill amortisation	4.3	12.5	8.3
Operating profit (pre-goodwill)	41.7	40.6	27.0
Adjustment for Interpublic service fees	7.0	7.0	4.7
Adjusted operating profit	48.7	47.6	31.7

(b) NFO revenue analysis split and operating margins for the year ended 31 December 2002

	Turnover UK GAAP (1) (unaudited) ($m)	**Operating Margin**
US access panel (NFO Research)	97	high
US and Canada custom	85	medium
Europe	222	medium
Middle East / Asia Pacific	58	low
Total	**462**	

Notes:

(1) Source: TNS management analysis

(c) NFO free cash flow for the year ended 31 December 2002

	UK GAAP (1) (unaudited) $m	UK GAAP (2) (unaudited) £m
Adjusted operating profit	47.6	31.7
Depreciation	10.9	7.2
Movement in working capital	(14.3)	(9.5)
Adjusted operating cash inflow	44.2	29.4
Capital expenditure	(10.1)	(6.7)
Taxation	(5.3)	(3.5)
Adjusted interest (3)	-	-
Free cash flow	28.8	19.2

Notes:

(1) Extracted from the draft, unaudited Accountants' Report on NFO, prepared under UK GAAP and in accordance with TNS's accounting policies.
(2) Convenience translation of (2) above, at US$ 1.5023 : £1, being the average rate for the year ended 31 December 2002.
(3) Excludes interest expense paid by NFO to Interpublic on the debt taken on by Interpublic for the 2000 acquisition of NFO.

(d) NFO net assets as at 31 December 2002

	US GAAP (1) **($m)**
Fixed assets	
Tangible	70.4
Intangible	217.5
Current assets	178.4
Current liabilities	(124.2)
Total assets less current liabilities (2)	342.1

Notes:

(1) Extracted from The Consolidated Financial Information prepared in accordance with US GAAP.
(2) Excludes provisions and creditors > 1 year totalling $23.6m and $158m of Interpublic funding.

2. NFO profit and loss summary for the years ended 31 December 2002, 2001 and 2000 under US GAAP

	2002 (1) $m	2001 (1) $m	2000 (1) $m
Revenue (2)	466.1	438.5	454.2
EBITDA	52.6	38.4	23.9
Operating profit	37.4	19.3	4.9
add back: goodwill amortisation	4.3	8.7	8.5
Operating profit (pre-goodwill)	41.7	28.0	13.4
Adjustment for Interpublic service fees (3)	7.0	1.9	-
Adjustment for restructuring costs (4)	-	10.8	26.5
Adjusted operating profit (pre-goodwill)	48.7	40.7	39.9

	2002	2001	2000
Operating profit margin (pre-goodwill)	8.9%	6.4%	3.0%
Impact of:			
Adjustment for Interpublic service fees (3)	1.5%	0.4%	-
Adjustment for restructuring costs (4)	-	2.5%	5.8%
Adjusted operating profit margin (pre-goodwill)	10.4%	9.3%	8.8%

Notes:

(1) Extracted from The Consolidated Financial Information prepared in accordance with US GAAP.
(2) NFO organic revenue growth: 1999 (6.3%); 2000 (5.2%); 2001 (-1.6%); 2002 (2.6%).
(3) The Interpublic service fee adjustment reverses $7.0m of the $9.2m service fee charged by Interpublic to NFO in 2002 and $1.9m of the 2001 charge to bring the charge in each year to $2.2m to reflect what TNS management believes to be the Enlarged Group's new cost structure going forward. No fee was charged in 2000 since, prior to a reorganisation that took place in 2000, Interpublic did not undertake services on NFO's behalf and the corresponding costs were in the NFO cost base.
(4) Restructuring costs that were one-off in nature have been adjusted out in arriving at the ongoing operating margin of the NFO business.



Westgate
London
W5 1UA
United Kingdom

t +44 (0) 20 8967 0007
f +44 (0) 20 8967 4060
e enquiries@tns-global.com
www.tns-global.com

Press information

Taylor Nelson Sofres plc

For immediate release

14 May 2003

Extract from the Chairman's AGM statement

At today's annual general meeting, Tony Cowling, Chairman of Taylor Nelson Sofres plc said:

"We announced separately this morning the proposed acquisition of NFO WorldGroup, one of the world's top ten market information groups, for $425 million. We are delighted to be acquiring a high quality company and believe it provides an excellent opportunity to create shareholder value.

"At our results announcement in March, we said that in 2003 we expected our markets to progress along broadly similar lines to the previous year, with low single digit growth. The soft market conditions experienced in the second half of 2002 continued into the first two months of this year and we saw a slight decline in underlying revenue growth compared with the previous year. However, with a better performance in March and a further improvement in April, we recorded underlying revenue growth for the first four months of 2003 as a whole. While there remains some uncertainty about the economy in general, given the improvement we have seen in the past two months and the encouraging level of work already commissioned for the remainder of 2003, we remain comfortable with the Group's outlook for the year as a whole.

"We will report in more detail when, in line with our normal practice, we issue a trading update in early July, ahead of our interim results announcement on 8 September 2003."

For further information, please contact

Mike Kirkham, Chief Executive +44 (0)20 8967 4022
David Lowden, Finance Director +44 (0)20 8967 4009
Janis Parks, Head of Investor Relations +44 (0)20 8967 1584
Margaret George, Citigate Dewe Rogerson +44 (0)20 7638 9571

Email to: Janis.Parks@tnsofres.com

Note to editors

TNS is one of the world's leading market information groups, providing market measurement, analysis and insight in more than 110 countries. Working with national and multi-national organisations, we help our clients to develop effective business strategies and enhance relationships with their



Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

7 May 2003

Dear Sir/Madam

TNS Overseas Holdings (Epsilon) Limited registered no. 3986121
Annual return for the period ended 28 April 2003

Media Vision Research Limited registered no. 2711063
Annual return for the period ended 27 April 2003

Radar Research Limited registered no. 3980540
Annual return for the period ended 26 April 2003

I enclose duly completed and signed forms 363s annual return for the above-named companies together with a cheque for £450.00 being the filing fees due.

Please note that in regards to the directors for Radar Research Limited a 288a form was sent to you on the 11 April in regards to the appointment of Ms Judith Passingham.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand
Company Secretarial Assistant
Taylor Nelson Sofres plc

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States BY DHL

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051


Companies House
for the record

Company Name

RADAR RESEARCH LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

3980540

Information extracted from Companies House records on **5th April 2003**

Ref: 3980540/03/10

Section 1: Company details

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**C/O Taylor Nelson Sofres Plc Westgate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **7413** **Market research, opinion polling**	**SIC CODE** **Description**

Company Number - 3980540

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** **Ian John PORTAL** **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ ________ ________ UK Postcode ____ ___ Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Michael William PENFORD** **Address** **Hill House** **Lower End** **Long Crendon** **Buckinghamshire** **HP18 9EF** **Date of birth** **24/04/1953** **Nationality** **British** **Occupation** **Tns Group Managing Director**	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ ________ ________ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ________ Occupation ________ Date of change __ / __ / ____ Date Michael William PENFORD ceased to be director (if applicable) __ / __ / ____

Company Number - 3980540

Section 2: Details of Officers of the Company (continued)

> Director

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288.

Current details	Amended details
Name **Mark TIMS**	Name ________
Address **17 Alderbrook Close** **Crowthorne** **Berkshire** **RG11 6DZ**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ ________ ________
Date of birth **20/05/1956**	UK Postcode ____ ___
Nationality **British**	Date of birth __ / __ / ____
Occupation **Managing Director**	Nationality ________
	Occupation ________
	Date of change __ / __ / ____
	Date Mark TIMS ceased to be director (if applicable) __ / __ / ____

Company Number - 3980540

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 500,000	Number of shares issued
	Aggregate Nominal Value of issued shares £500,000.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 500,000	Total number of shares issued
	Total Nominal value of shares issued £500,000.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Company Number - 3980540

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder** **Name** **IRI INFOSCAN LTD**	Name ____ Address ____ ____ ____ UK Postcode ____ ___	
Address **Eagle House** **The Ring Bracknell** **Berkshire** **RG12 1HB**		**Shares transferred by** **IRI INFOSCAN LTD**
Shares held *Class* *Number* **Ordinary** **200000**	**Shares held** *Class* *Number* ____ ____ ____ ____	*Class* *Number* *Date of transfer* ____ ____ __/__/____ ____ ____ __/__/____
> **Shareholder** **Name** **TAYLOR NELSON SOFRES GROUP LTD**	Name ____ Address ____ ____ ____ UK Postcode ____ ___	
Address **West Gate** **London** **W5 1UA**		**Shares transferred by** **TAYLOR NELSON SOFRES GROUP LTD**
Shares held *Class* *Number* **Ordinary** **300000**	**Shares held** *Class* *Number* ____ ____ ____ ____	*Class* *Number* *Date of transfer* ____ ____ __/__/____ ____ ____ __/__/____

Company Number - 3980540

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 3980540



Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (Director / Secretary)

Date 11/04/2003

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***26/4/2003***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **26th April 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bernsand

Telephone number *inc code*: 0208 9672230

Address:
Taylor Nelson Sofres plc
Westgate
London

DX number *if applicable*

DX exchange

Postcode W5 1UA



Companies House
— for the record —

Company Name
MEDIA VISION RESEARCH LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
2711063

Information extracted from Companies House records on
5th April 2003

Ref: 2711063/03/10

Section 1: Company details

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Taylor Nelson Sofres Plc** **West Gate** **London** **W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **Myers Cowley** **37 Marloes** **Hemel Hempstead** **Hertfordshire HP1 1LQ**	Address Taylor Nelson Sofres plc Westgate London UK Postcode W5 1UA
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** **7440** **Advertising** **7413** **Market research, opinion polling**	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Company Number - 2711063

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** **Ian John PORTAL** **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Antony Brian COWLING** **Address** **4 Links Road** **Epsom** **Surrey** **KT17 3PS** **Date of birth** **02/01/1936** **Nationality** **British** **Occupation** **Market Research Executive**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Antony Brian COWLING ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 2711063

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Paul Simon Kent WRIGHT**	Name ____________
	Address **29 Turney Road** **Dulwich** **London** **SE21 7JA**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________
	Date of birth **02/12/1957**	UK Postcode _ _ _ _ _ _ _
Particulars of a new Director must be notified on form 288.	**Nationality** **British**	Date of birth _ _ / _ _ / _ _ _ _
	Occupation **Solicitor**	Nationality ____________
		Occupation ____________
		Date of change _ _ / _ _ / _ _ _ _
		Date Paul Simon Kent WRIGHT ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 2711063

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** **Ordinary**	Class of share
	Nominal value of each share **£0.10**	Nominal value of each share
	Number of shares issued **11,515**	Number of shares issued
	Aggregate Nominal Value of issued shares **£1,151.50**	Aggregate Nominal Value of issued shares
	Class of share **Preference**	Class of share
	Nominal value of each share **£0.10**	Nominal value of each share
	Number of shares issued **500**	Number of shares issued
	Aggregate Nominal Value of issued shares **£50.00**	Aggregate Nominal Value of issued shares
	Class of share **Deferred**	Class of share
	Nominal value of each share **£0.10**	Nominal value of each share
	Number of shares issued **600**	Number of shares issued
	Aggregate Nominal Value of issued shares **£60.00**	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** **12,615**	Total number of shares issued
	Total Nominal value of shares issued **£1,261.50**	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Company Number - 2711063

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TAYLOR NELSON SOFRES GROUP LTD	Name ______	
Address Tns Plc Westgate London W5 1UA	Address ______ UK Postcode	**Shares transferred by** TAYLOR NELSON SOFRES GROUP LTD

Shares held *Class*	*Number*	Shares held *Class*	*Number*	*Class*	*Number*	*Date of transfer*
Deferred	600					__/__/____
Preference	500					__/__/____
Ordinary	11515					

Company Number - 2711063

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders to the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 2711063



Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 06, 05, 2003

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***27/4/2003***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **27th April 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bernsand

Telephone number *inc code*: 0208 9672230

Address: Taylor-Nelson Sofres plc, Westgate, London

DX number *if applicable*: __ __ __ __ __ __

DX exchange

W5 1UA



Companies House
— for the record —

Company Name
TNS OVERSEAS HOLDINGS (EPSILON) LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
3986121

Information extracted from Companies House records on
5th April 2003

Section 1: Company details

Ref: 3986121/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**C/O Taylor Nelson Sofres Plc Westgate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** **7415** **Holding companies incl head offices**	**SIC CODE** **Description**
> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*		

Company Number - 3986121

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** **Ian John PORTAL** **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Edward Frederick HOEFLING** **Address** **27 Newlyn Close** **Bricket Wood** **St. Albans** **Hertfordshire** **AL2 3UP** **Date of birth** **17/07/1952** **Nationality** **British** **Occupation** **Corp Treasurer**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Edward Frederick HOEFLING ceased to be director (if applicable) __ / __ / ____

Company Number - 3986121

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **David PARRY** **Address** **63 Kestrel Way** **Aylesbury** **Buckinghamshire** **HP19 0GH** **Date of birth** **25/01/1964** **Nationality** **British** **Occupation** **Accountant**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date David PARRY ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Paul Simon Kent WRIGHT** **Address** **29 Turney Road** **Dulwich** **London** **SE21 7JA** **Date of birth** **02/12/1957** **Nationality** **British** **Occupation** **Solicitor**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Paul Simon Kent WRIGHT ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 3986121

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** **Ordinary**	Class of share
	Nominal value of each share **£1.00**	Nominal value of each share
	Number of shares issued **1**	Number of shares issued
	Aggregate Nominal Value of issued shares **£1.00**	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** **1**	Total number of shares issued
	Total Nominal value of shares issued **£1.00**	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Company Number - 3986121

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** **TAYLOR NELSON SOFRES PLC**	Name ______	
Address **Westgate** **London** **W5 1UA**	Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _	**Shares transferred by** **TAYLOR NELSON SOFRES PLC**
Shares held *Class* *Number* **Ordinary** **1**	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____

Company Number - 3986121

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 3968944



Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 20/03/2003

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***5/4/2003***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **5th April 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bernsand

Telephone number *inc code*: 0208 9672230

Address: Taylor Nelson Sofres plc, Westgate, London

DX number *if applicable*: ______

DX exchange: ______

Company Number - 3986121



Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 06/05/2003

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***28/4/2003***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **28th April 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bernsand

Telephone number *inc code*: 0208 9672230

Address: Taylor Nelson Sofres plc, Westgate, London W5 1UA

DX number *if applicable*

DX exchange

Taylor Nelson Sofres plc
Westgate London W5 1UA

The Royal Bank of Scotland plc
Corporate Banking Office PO Box 450 5-10 Great Tower Street London EC3P 3HX

16-04-00

Date	Pay only	* *
09/04/03	COMPANIES HOUSE	

£ ******45.00

Amount of pounds in words (pence as in figures)

Millions	£100,000's	£10,000's	£1,000's	£100's	£10's	£1's
ZERO	ZERO	ZERO	ZERO	ZERO	FOUR	FIVE

A/c Payee Not Negotiable

For and on behalf of
Taylor Nelson Sofres plc - No. 1 A/C

Authorised Signatory



Authorised Signatory

⑈102214⑈ 16⑆0400⑆ 20064775⑈


TAYLOR NELSON SOFRES
PLC

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

22 April 2003

Dear Sir/Madam

TNS Overseas Holdings (Delta) Limited registered no. 3968944
Annual return for the period ended 5 April 2003

Opinion Research Limited registered no. 835544
Annual return for the period ended 6April 2003

I enclose duly completed and signed forms 363s annual return for the above-named companies together with a cheque for £30.00 being the filing fees due.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand
Company Secretarial Assistant
Taylor Nelson Sofres plc

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060

Taylor Nelson Sofres plc
Westgate London W5 1UA

The Royal Bank of Scotland plc
Corporate Banking Office PO Box 450 5-10 Great Tower Street London EC3P 3HX

16-04-00

Date	Pay only
09/04/03	COMPANIES HOUSE

Amount of pounds in words (pence as in figures)

Millions	£100,000's	£10,000's	£1,000's	£100's	£10's	£1's
ZERO	ZERO	ZERO	ZERO	ZERO	THREE	ZERO

£ ******30.00

A/c Payee Not Negotiable

For and on behalf of
Taylor Nelson Sofres plc - No. 1 A/C

Authorised Signatory

Authorised Signatory

⑈102213⑈ 16⑆04001⑆ 20064775⑈



Companies House

— for the record —

Company Name

TNS OVERSEAS HOLDINGS (DELTA) LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

3968944

Information extracted from Companies House records on

16th March 2003

Section 1: Company details

Ref: 3968944/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**C/O Taylor Nelson Sofres Plc** **West Gate** **London** **W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** **7415** **Holding companies incl head offices**	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Company Number - 3968944

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** **Ian John PORTAL** **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Edward Frederick HOEFLING** **Address** **27 Newlyn Close** **Bricket Wood** **St. Albans** **Hertfordshire** **AL2 3UP** **Date of birth** **17/07/1952** **Nationality** **British** **Occupation** **Corporate Treasurer**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Edward Frederick HOEFLING ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 3968944

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **David PARRY** **Address** **63 Kestrel Way** **Aylesbury** **Buckinghamshire** **HP19 0GH** **Date of birth** **25/01/1964** **Nationality** **British** **Occupation** **Accountant**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date David PARRY ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Paul Simon Kent WRIGHT** **Address** **29 Turney Road** **Dulwich** **London** **SE21 7JA** **Date of birth** **02/12/1957** **Nationality** **British** **Occupation** **Solicitor**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Paul Simon Kent WRIGHT ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 3968944

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** **Ordinary** **Nominal value of each share** **£1.00** **Number of shares issued** **1** **Aggregate Nominal Value of issued shares** **£1.00**	Class of share Nominal value of each share Number of shares issued Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** **1** **Total Nominal value of shares issued** **£1.00**	Total number of shares issued Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Company Number - 3968944

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TAYLOR NELSON SOFRES PLC	Name ______	
Address West Gate London W5 1UA	Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _	**Shares transferred by** TAYLOR NELSON SOFRES PLC
Shares held *Class* Ordinary *Number* 1	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____

Company Number - 3968944

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			



Companies House

— for the record —

Company Name

OPINION RESEARCH LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

835544

Information extracted from Companies House records on

16th March 2003

Section 1: Company details

Ref: 835544/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Taylor Nelson Sofres Plc** **West Gate** **London** **W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** **7413** **Market research, opinion polling**	**SIC CODE** **Description**
> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*		

Company Number - 835544

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Antony Brian COWLING** **Address** **4 Links Road** **Epsom** **Surrey** **KT17 3PS** **Date of birth** 02/01/1936 **Nationality** **British** **Occupation** **Chief Executive**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Antony Brian COWLING ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 835544

Section 2: Details of Officers of the Company (continued)

> **Director**

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288.

Current details	Amended details
Name **Paul Simon Kent WRIGHT**	Name ____________
	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
Address **29 Turney Road** **Dulwich** **London** **SE21 7JA**	Address ____________ ____________ ____________
	UK Postcode _ _ _ _ _ _ _
Date of birth 02/12/1957	Date of birth _ _ / _ _ / _ _ _ _
Nationality British	Nationality ____________
Occupation Group Legal Adviser	Occupation ____________
	Date of change _ _ / _ _ / _ _ _ _
	Date Paul Simon Kent WRIGHT ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 835544

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 100	Number of shares issued
	Aggregate Nominal Value of issued shares £100.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 100	Total number of shares issued
	Total Nominal value of shares issued £100.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TAYLOR NELSON SOFRES PLC	Name ____	
Address West Gate London W5 1UA	Address ____ ____ ____ UK Postcode	**Shares transferred by** TAYLOR NELSON SOFRES PLC
Shares held *Class* Ordinary *Number* 100	**Shares held** *Class* ____ *Number* ____	*Class* ____ *Number* ____ *Date of transfer* __/__/____

Company Number - 835544

Section 5: Details of Other Shareholders

- Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.
- Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.
- For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.
- Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 835544



Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 25/03/2003

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***6/4/2003***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **6th April 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bemsand

Telephone number *inc code*: 0208 9672230

Address: Taylor Nelson Sofres plc
Westgate
London

DX number *if applicable*

DX exchange